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Form 12b-25                                                          Page 1 of 3


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SEC 1344
(7-2000)    Persons who potentially are to respond to the collection of
Previous    information contained in this form are not required to respond
versions    unless the form displays a currently valid OMB control number.
obsolete
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                   UNITED STATES                       -------------------------
        SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
              Washington, D.C. 20549                   -------------------------
                                                        OMB Number: 3235-0058
                    FORM 12b-25                        -------------------------
                                                       Expires: January 31, 2002
            NOTIFICATION OF LATE FILING                -------------------------
                                                       Estimated average burden
                                                       hours per response.. 2.50
                                                       -------------------------

                                                       -------------------------
                                                       SEC FILE NUMBER
                                                       -------------------------
                                                       CUSIP NUMBER
                                                       -------------------------
(Check One): [X] Form 10-K [_] Form 20-F
[_] Form 11-K [_] Form 10-Q [_] Form N-SAR

For Period Ended: December 31, 2001
                  -----------------
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

================================================================================
 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
PART I -- REGISTRANT INFORMATION

EARTHFIRST TECHNOLOGIES, INCORPORATED
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Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

601 SOUTH FREMONT AVENUE
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Address of Principal Executive Office (Street and Number)

TAMPA, FLORIDA 33606
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition
[X] report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Part III - Narrative

The Company is in the process of determining the proper accounting treatment of transactions occurring during the later part of 2001. These transactions include the sale of its wholly-owned subsidiary SAC-I, Inc. ("SAC-I") and the formation of EarthFirst NextGas, Inc.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Tim Klace                  813                   258-1065
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      (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(3) During calendar 2001, Management decided to discontinue the operations conducted by SAC-I. SAC-I conducted the Company's Demolition / Recycling and Government Contracting business segments. All operating results for the Demolition / Recycling and Government Contracting operations will be reflected on the 2001 Form 10-KSB as discontinued operations. In addition, the Company disposed of the stock of SAC-I in late 2001.

Through September 30, 2001, the Company reflected a loss from discontinued operations of $1,959,636 and a loss on disposal of business segment of $3,359,236. A significant portion of these losses related to the write off of goodwill. Additional losses were incurred in the fourth quarter of 2001.

The 2000 Form 10-KSB reflects that the Demolition / Recycling segment reported $64,976 of gross profits while the Government Contracting segment reported $327,355 of gross profits.

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                     EARTHFIRST TECHNOLOGIES, INCORPORATED
                   ----------------------------------------
                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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                                                                     Page 3 of 3

Date  April 1, 2002        By  Tim Klace
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INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

================================================================================
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================
                             General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
                                            --------    --------
S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000


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PART III - Narrative

The Company is in the process of determining the proper accounting treatment of transactions occurring during the later part of 2001. These transactions include the sale of its wholly-owned subsidiary SAC-I, Inc. ("SAC-I") and the formation of EarthFirst NextGas, Inc.


Part IV - Other Information

(3) During calendar 2001, Management decided to discontinue the operations conducted by SAC-I. SAC-I conducted the Company's Demolition / Recycling and Government Contracting business segments. All operating results for the Demolition / Recycling and Government Contracting operations will be reflected on the 2001 Form 10-KSB as discontinued operations.

Through September 30, 2001, the Company reflected a loss from discontinued operations of $1,959,636 and a loss on disposal of business segment of $3,359,236. A significant portion of these losses related to the write off of goodwill. Additional losses were incurred in the fourth quarter of 2001.

The 2000 Form 10-KSB reflects that the Demolition / Recycling segment reported $64,976 of gross profits while the Government Contracting segment reported $327,355 of gross profits.